Exhibit 2

                           RIVERSIDE CONTRACTING LLC
                            2109 BROADWAY, 2ND FLOOR
                               NEW YORK, NY 10023

                                                                January 28, 2003

Dear Fellow Shareholder of NewPower Holdings, Inc.:

      We own over 3,600,000 shares of the common stock of NewPower. We have reviewed the Disclosure Statement that has been approved by the U.S. Bankruptcy Court and wanted to share with you our concerns regarding the Company's proposed plan. WE INTEND TO VOTE AGAINST THE PLAN AND URGE YOU TO REJECT THE PLAN FOR THE REASONS CITED BELOW.

      PLEASE NOTE THAT THE COURT GRANTED OUR MOTION TO EXTEND THE VOTING DEADLINE THROUGH FEBRUARY 7, 2003, FOR SHAREHOLDERS OF NEWPOWER HOLDINGS, INC. TO VOTE FOR OR AGAINST THE DEBTOR'S PLAN. THOSE WHO OWNED SHARES AS OF DECEMBER 17, 2002 ARE ELIGIBLE TO VOTE.

      We believe that the plan should be rejected because:

      o Under the plan, equity holders will not receive a distribution until the so-called Termination Date, which could be delayed long into the future.

      o Although an Examiner has recently been appointed to review Company transactions with insiders, including whether claims of Enron Corp. or its affiliates (collectively, "Enron") should be recharacterized as equity, there is no provision in the plan which preserves the right of the Examiner to pursue these claims if the plan is confirmed. As noted below, very senior executives of Enron sat on the board of directors of NewPower at important times, and we believe that there must be careful scrutiny of the dealings between Enron and NewPower.

      o Under the plan, the post-effective date officers and directors are principally individuals who were in place during the company's demise. Post-confirmation management does not appear to include any representative of the post-IP0 shareholder base.

      o The compensation for the two officers proposed to principally oversee the liquidation of the remaining assets and administration of the proceeds appears excessive, at a combined salary of $550,000.

      Although it is estimated that, on the effective date, the company will have $47.6 million available for shareholders, there is no mechanism in the plan to make interim distributions. Instead, the plan calls for equity holders to wait until "the date on which the ... final distribution of the Liquidation Proceeds" takes place. There is no estimate provided as to when this may occur. However, until all contingencies and disputes are resolved, there can be no payout and the cash on hand will earn a paltry rate of return. In addition, parties having disputes with the company will have a strong incentive to exercise bargaining leverage by delaying settlement, thereby threatening to prevent shareholders from getting payment unless and until such parties' demands are satisfied. We are perplexed as to why the company did not foresee these obvious shortcomings.

      Under the Order approving the appointment of the Examiner, the Court has directed that he provide an Initial Report by February 5th. If the Examiner determines that there are potential actions that should be pursued, such as a claim against the so-called Enron Creditors, the plan does not contain any avenue through which the Examiner can continue his investigation or proceed to litigation. Please bear in mind that pre-bankruptcy, directors of NewPower included Kenneth L. Lay, LONG-TIME CEO AND CHAIRMAN OF ENRON, Richard A. Causey, CHIEF ACCOUNTING OFFICER AND EXECUTIVE V.P. OF ENRON, James V. Derrick, Jr., GENERAL COUNSEL AND EXECUTIVE V.P. OF ENRON, and Lou L. Pai, WHO WAS NEWPOWER'S CHAIRMAN AND WAS ALSO PRESIDENT OF WHAT ARE NOW TWO OF THE ENRON SUBSIDIARIES THAT CLAIM TO BE CREDITORS OF NEWPOWER. Unfortunately, a Confirmation Order, if entered, could prevent the independent Examiner from pursuing matters within his purview. We think that would be terribly unjust.

      Based on the company's annual report issued prior to the bankruptcy, all of the proposed directors served on the board prior to the commencement of this case. In addition, other than a representative of Credit Suisse First Boston (who appears to be a successor to an original coinvestor with Enron), the combined stock holdings of the board aggregates 365,295 shares (most of which was issued or acquired on or prior to the IPO) or less than 0.6 % of the shares outstanding. This meager ownership would seem inadequate to align their interests with the other shareholders. In many bankruptcies, there are representatives of the constituencies whose interests are being affected; here, although the equity holders will be directly affected by management's actions after confirmation, there is no significant oversight by or mechanism for input from NewPower common stockholders.

      The two individuals designated as officers are slated to receive a combined 20% salary increase from the levels reported in recent court filings. At least one had already earned a 12.5% retention bonus in this case. It appears they would also be eligible to share in the estimated $12 million bonus pool. While their knowledge would no doubt assist resolution of some outstanding issues, it appears that these individuals have previously been compensated for their contributions.

      The company has achieved much through assets sales during its relatively short stay in bankruptcy. They have surpassed many of their projections and it is not often that shareholders see a meaningful recovery from a court-supervised liquidation. HOWEVER, WE BELIEVE THAT THE PLAN THAT HAS BEEN PROPOSED IS DEEPLY FLAWED. Although we requested the formation of a committee of equityholders, which could have addressed the problems outlined above and other matters of concern to shareholders, the company vigorously opposed the Motion. FOR THESE REASONS, WE STRONGLY URGE ALL COMMON STOCKHOLDERS TO VOTE AGAINST THE PLAN.

      THE NEW VOTING DEADLINE IS FEBRUARY 7. If you have already voted in favor of the Debtors' proposed plan but are interested in changing your vote, or if you have any questions, you can direct your questions to our counsel, Paul Rubin, Esq. Herrick, Feinstein LLP, 2 Park Avenue, New York, New York 10016 (212-592-1400).



                                             Sincerely,

                                             RIVERSIDE CONTRACTING LLC

                                             By: /s/ ELLIOT H. HERSKOWITZ
                                                 ------------------------